FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of January, 2009

MAX RESOURCE CORP.

(formerly VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

January 7, 2009

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX intercepts 8.20 g/t Gold over 0.3 m, 209.0 g/t Silver over 0.5 m at Indata

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received the assays from five diamond drill holes (1,035 metres) completed in October on the Indata Property in northern B.C., located 120 kilometres north of the town of Fort St. James.

There are two exploration targets on the Indata property, a porphyry copper target and a structurally controlled precious metal vein target. The 2008 exploration program consisted of one drill hole (08-I-01) in the porphyry copper target and four holes (08-1-02 to 08-I-05) in the precious metal vein target.

The precious metal target was tested over a distance of 1,500 metres following the uphill trace of a soil arsenic anomaly believed to define a structural feature which has previously returned a number of gold-silver intercepts, including a 4.0 metre intercept grading 46.20 g/t gold (arsenic, antimony and bismuth have historically accompanied gold ineralization) from a 1988 drill program by Imperial Metals Corp.  A number of core samples from the recent drilling returned values exceeding 10,000 parts per million arsenic with correspondingly high values in antimony and bismuth along with a number of narrow gold and/or silver intercepts.  Significant results are summarized as follows:

Hole	From	To	Metres	Copper %	Gold g/t	Silver g/t
08-I-01	18.3	181.7	163.4	0.14	-	-
including	123.0	150.0	27.0	0.27	-	-
08-I-02	76.5	76.8	0.3	0.18	8.20	4.4
08-I-03	36.7	38.3	1.6	0.14	0.42	79.9
including	37.2	37.7	0.5	0.13	0.40	209.0

Mineralization being targeted at Indata is modeled after the prolific Motherlode deposits in California, where cumulative production has exceeded in excess of 100 million ounces of gold.  A key assumption to the model is the similarity of the Pinchi Fault in the Indata region of central B.C. to the Melones Fault in the Motherlode region of California.  New exposures of precious metal mineralization, located 800 to 2000 metres further to the north, were made in 2007 when excavator trenches exposed narrow veins which returned samples including 17.16 g/t gold and 9.84 g/t gold respectively.  The 2007 vein material was again found to be highly anomalous in arsenic, bismuth, antimony, mercury, selenium and tellurium, providing a signature for gold mineralization of this type.   This area was not tested in the current program and a robust soil anomaly also discovered in 2007 remains to be tested as well.

MAX is currently reviewing the 2007 exploration data along with data from the 1988/89 Placer Dome funded exploration program with a view to better understanding the mineralized system at Indata.   Clancy Wendt, P.Geo., VP Exploration for MAX states, “We are pleased that we have confirmed high grade values from historic exploration in drill hole 08-01-02 and will be modelling the work done in the eighties and nineties to better define the structurally controlled target.  Examination of the 2007 exploration trenches will also help to understand the system and to locate drill targets for consideration during the 2009 exploration season”.

Analysis was performed by Acme Analytical Laboratories, a certified facility in Vancouver, B.C., using multi-element (ICP-ES) techniques.  Bruce Laird, P.Geo. of Mincord Exploration Consultants Ltd. supervised the 2008 drilling program and sampling protocol.  This news release has been reviewed by Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.

Indata is one of two exploration projects in British Columbia optioned earlier this year from Eastfield Resources Ltd. (TSX.V:ETF), as announced in our news release of June 9, 2008.

About MAX Resource Corp.

MAX Resource Corp. is a well-financed Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Uranium projects in the south western U.S. and northern Canada, Molybdenum in Alaska and Nevada, and Gold in Nevada and British Columbia.

For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date  February 6, 2009

By:      /s/ Stuart Rogers

Stuart Rogers

Director